UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-12298

A.	Full title of the plan and the address of the plan, if different from that of the issuer below:

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGENCY CENTERS CORPORATION

One Independent Drive, Suite 114

Jacksonville, Florida 32202

(904) 598-7000

Item 4.	ERISA Financial Statement for the Plan.

To be filed by amendment pursuant to General Instructions A to Form 11-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

By: WELLS FARGO BANK, NATIONAL ASSOCIATION, as trustee of the Regency Centers 401(k) Profit Sharing Plan

/s/ Tom Olson
March 28, 2008	Tom Olson, Vice President